UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL FINANCIAL REPORT

ANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

INNOVEGA INC.

(Exact name of issuer as specified in its charter)

Delaware	80-0203668
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

11900 NE 1st St, Ste. 300, Bellevue Washington	98005
(Address of principal executive offices)	(Zip code)

(425) 214-7300

(Issuer’s telephone number, including area code)

Series A-1 Preferred

(Title of each class of securities issued pursuant to Regulation A)

In this report (the “Annual Financial Report) the term “Innovega”, “we”, “us”, “our” or “the company” refers to Innovega Inc., and the term “Series A-1 Offering” refers to the company’s Regulation A – Tier 2 offering of Series A-1 Preferred Stock qualified by the SEC on January 21, 2022 and still ongoing as of the date of this Annual Financial Report.

THIS ANNUAL FINANCIAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL FINANCIAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Item 1.

Business

Overview

Innovega was incorporated under the laws of the State of Delaware on June 16, 2008, as “Innovega Inc.” Innovega is developing a product solution architecture for Extended Reality (XR) eyewear which includes the categories of Augmented, Virtual and Mixed Reality. The Extended Reality eyewear is enabled by a novel smart contact lens or a surgically implanted intraocular lens. We developed and had prototype contact lenses, intraocular lenses and prototype display eyewear. These contact lenses and intraocular lenses include proprietary two-state light polarizing filters and the display eyewear include proprietary features and operating software. Innovega intends to license its technology to companies who will produce and market the Extended Reality system for applications including anytime and anywhere information and entertainment; telecommunications; gaming; defense, security and intelligence, enterprise; surgical visualization and telemedicine; athletic training and sports analytics; and quality of life enhancement for the sensory impaired including the visually impaired and legally blind, hearing impaired and those suffering cognitive impairment.

Our Background

Our business is based on our foundational patent, METHOD AND APPARATUS TO PROCESS DISPLAY AND NON-DISPLAY INFORMATION, US patent number 8,520,309, issued August 27, 2013, and more than 50 additional US and international patent cases. Our founding philosophy is that the resolution, field of view, and 3D potential of a wearable display is enhanced by placing the focusing optics on or in the eye; the bulk and weight of display eyewear is reduced by eliminating the optics from the eyewear; the conflict between the alignment of the eyes (vergence) and the focusing of the eyes (accommodation) is managed with the extended depth of field of the eye-borne optics; and, gaze tracking that is required for advanced mixed reality is more efficient with the use of a system based on fiducials placed on or in the contact lens.

We believe that the future of Extended Reality eyewear is dependent on the eyewear being lightweight and stylish and the optics being customized for the majority of potential users. We believe that one-size fits all display eyewear will not be any more successful than one-size-fits-all glasses would be. We hold that the geometric diversity of human facial features and head shapes will significantly impact the success of mass-produced one-size-fits-all display eyewear.

We believe that artificial intelligence systems will facilitate the cost-efficient delivery of customized smart contact lenses and display eyewear. High-precision patient specific contact lenses or intraocular lenses along with display eyewear will provide the performance defined as necessary for user acceptance of display eyewear. It is our assessment that for Innovega eyewear to be truly scalable they require a high degree of advanced engineering and systems for fitting along with novel user centered software and interfaces.

We believe that display eyewear should be designed and optimized to fit each user and in doing so will exceed the capabilities of even the most well-designed generic display systems. We believe that the use of patient specific display eyewear will, over time, reduce complication and failure rates and enhance the forecast growth of Extended Reality eyewear in the post mobile phone era.

Principal Products and Services

Our primary business includes licensing our intellectual property and know-how resulting from the process of design, prototyping, testing and patenting smart contact lenses; smart intraocular lenses; gaze tracking; sound management components; display eyewear; and computer program products that enable high resolution, full field of view, free eye-movement, obstruction free peripheral visual field, lightweight and stylish display eyewear; along with, auditory and visual sensory enhancement systems for display eyewear.

Innovega also provides for fee engineering services and consultation services to display eyewear licensees and to distribution partners in the ophthalmic industry for the purpose of enhancing the success rate with the smart contact lenses and intraocular lenses.

The Innovega technology driven fitting systems will eliminate the subjective differences in the measurement, selection and fitting of contact lenses and eyewear. The Innovega fitting system is intended to result in the selection of the same contact lens and eyewear size parameters at any location or by any personnel who assist the end user who will be wearing the contact lenses and display eyewear. Novel fitting instrumentation is in development by Innovega for the purpose of predicting the contact lens and eyewear parameters as well as presets for the viewing of the images in the eyewear. The contact lenses and display eyewear may be fit without our enabling technology. We believe that higher user satisfaction, better extended reality eyewear performance, and reduced fitting time will be experienced with our system for fitting the contact lenses and eyewear. The enabling fitting technology may be sold separately to eye care practitioners and fitting centers.

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We intend to license the manufacture of the contact lenses and intraocular lenses to large, established ophthalmic industry leaders who are already commercially successful manufacturers and have decades of product specific manufacturing expertise. We intend to license to FDA registered ISO 13485 approved manufacturers with the proper Quality Management Systems and product specific expertise for the contact lenses and intraocular lenses.

We intend to license the manufacture of the display eyewear to industry leaders for the various applications and to their respective original equipment manufacturers when applicable. The potential licensees include providers in the fields of anytime and anywhere information and entertainment; telecommunications; gaming; defense, security and intelligence, enterprise; surgical visualization and telemedicine; athletic training and sports analytics; and quality of life enhancement for the sensory impaired including the visually impaired and legally blind, hearing impaired and those suffering cognitive impairment.

Market

Our first target market is the visually impaired population who need vision enhancement to improve their independence and quality of life. We developed the iOptik® smart contact lens and the eMacula® display eyewear system to provide the widest field of view in a wearable image amplification system. We believe that the eyewear, produced and distributed by a global leader in electronic aids for the visually impaired, will be well positioned for acceptance by the significantly growing population of those affected by Age-Related Macular Degeneration (AMD), diabetic retinopathy, and other conditions causing central vision loss.

Innovega executed its first License and Distribution agreement in the fourth quarter 2021, with the global leader in manufacturing and distribution of aids for the visually impaired including the legally blind. The agreement provides an exclusive, worldwide license for specific uses of Innovega’s iOptik technology in the low vision and blind (LV&B) market in exchange for a royalty per unit of eyewear sold along with minimum annual royalty commitments.

The majority of visually impaired patients are female and 60 years of age and older and the prevalence accelerates above age 60 because of the impact of AMD. The current number of those suffering from some form of AMD in the United States is approximately 11 million people and expected to reach 22 million people by 2050. As the US population ages, led by the baby boomers who comprise 73 million of the US population, a strong correlative affect in AMD cases is predicted. The risk of vision impairing AMD between the ages of 50-59 is only 2% and increases to over 30% for those over 75. The number of people living with AMD globally is approximately 196 million and set to increase to 288 million by 2040. The substantial increase is due, mainly, to the large aging population as well as the increase in life expectancy.

Visually impaired patients need assistance to maintain employment and independent living. The segment younger than 70 have the greatest need to support their employment and productivity. Those over age 70 have the need for independent living and quality of life.

Most patients who will be using our technology are expected to be over the age of 55 and many of these patients would rely on insurance coverage to pay for their treatment. Partial reimbursement for services is in place for those covered by Medicare. The Medicaid program through States Department of Rehabilitation provide coverage for children through working adults. The two largest vision care plans, Vision Service Plan and EyeMed, provide partial coverage for medically necessary contact lenses and low vision devices for rehabilitation. The U.S. Veterans Health Administration report coverage for rehabilitation assessment and training to improve independence and quality of like, low vision devices and training in their use, and electronic and mechanical aids including adaptive computers and computer-assisted devices such as reading machines and electronic aids for the visually impaired.

Management believes that the market growth for wearable display aids for the visually impaired will be greater than the growth of the overall population with visual impairment primarily because of the limited market penetration of the current competitors. In particular, we have paid close attention to the market uptake of the current generation of competitive products. While no independent analysis reporting the number of users of competitive products has been sourced, we believe the total of all of the brands combined in use by the visually impaired in the U.S. is approximately 10,000. We believe the low penetration of wearable display devices for the visually impaired is due to the narrow field of view, low resolution, bulky and unattractive appearance, need to employ improved software and user interface technology, and need to personalize the fitting characteristics of the display eyewear.

Our management believes that wearable display image enhancement technology penetration for the visually impaired is inordinately low. Management believes that customized display eyewear with wide field of view and high resolution, with advanced software and user interface design in lightweight and stylish eyewear will significantly change the desire of low vision specialists to prescribe wearable display technology for their visually impaired patients. The demand for vision enhancement is present in the majority of visually impaired individuals who are otherwise healthy and driven to live more active and independent lifestyles or to perform at higher levels in their academic and vocational pursuits. Innovega’s technology is a medical device and will be prescribed by low vision specialists rather than purchased over the counter, online or through less sophisticated delivery systems. We believe we are in a prime position to capitalize on this underserved and growing market with the technology and product infrastructure we are developing and by the delivery through experienced low vision specialists.

Competition

The current competitive landscape in the low vision device market is saturated with solutions that have been proven to increase patients’ visual performance and quality of life albeit in a narrow field of view, high price point, and enclosed in a heavy head mounted device. Currently, the leading brands of competitive products include eSight, IrisVision, Eyedaptic, Acesight, NuEyes and Jordy. IrisVision offers a headset form factor with a wide field of view with the drawback of being heavy and socially isolating. The remainder are in an eyewear form factor while sharing negative performance and appearance limitations including a field of view that is approximately one-half of the Innovega technology, lower display resolution, greater weight and an obtrusive appearance when compared to the Innovega solution.

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Management is not aware of any other solution in the market that can enable the visually impaired to see 20/20 equivalent in normal surroundings and when reading at a normal distance with as large a field of view, as high a resolution, and while weighing under two ounces.

Our Innovative Approach

Innovega’s principal innovation over our competition will be our ability to produce customized and personalized extended reality eyewear for the visually impaired to enable the time efficient fitting, training and adaptation to the wearable technology. The product solution architecture that we are developing will enable rapid fabrication and mass personalization of the contact lens enabled wearable display technology. The optical approach of removing the optics from the eyewear and placing them on or in the eye is fundamental to expanding the field of view while removing the bulk and weight from the eyewear.

The Innovega technology platform includes – multi-patented smart contact lenses and display eyewear configurations – methods of personalizing the eyewear size parameters – software algorithm for image capture, enhancement and presentation – user interface designed with a sensitivity and understanding of the needs of the visually impaired. The eyewear captures high resolution images while the operating system stabilizes the image, reduces latency, and presents the images on the wide and high-resolution displays in the location required for each eye of each user.

We believe that Innovega’s features and enhancements will improve the user experience over the current eyewear in use while also appearing like normal spectacle eyewear. Specifically, the Innovega system is designed to respect normal head tilt and eye positions while enabling the user to see their world at the same distances that normally sighted individuals see. The eyewear is designed by ophthalmic professionals with years of experience in fitting glasses and the user interface and software are the product of input from low vision specialists and visually impaired patients. The camera, processors, power sources, connectivity components and display technology are all available and supported by large global component manufacturers.

Our design engineers incorporated large databases of head, eye, nose and ear location and size information to develop the parameters for the display eyewear and fitting system. Our team members with previous global market leading contact lens designs and products developed the lens materials, methods of manufacturing to include the patented two-state light polarizing filter, the rotationally stabilized lens design, and the systems and methods of fitting the novel iOptik contact lens.

Generic one-size-fits-all AR and VR glasses for the visually impaired ignore the geometric diversity of human heads, human nose shapes and sizes, human eye locations, and human ear heights and locations. The result is eyewear that is far too large for those with small heads and to narrow for those with wide heads. The universal size eyewear generally sits too far in front of the face and are experienced as heavy on the nose. Several designs require a head-strap or head-band to secure the heavy eyewear to the head. To our knowledge, there is currently no commercially viable offering for customizing display eyewear in the same manner that normal spectacle eyewear is personalized. All current systems fail to solve the eyestrain caused by vergence-accommodation conflict for users with two eyes. Most systems attempt to manage the differences in the distribution of human eye separation by enlarging the usable optical port of their systems which in turn exacerbates the vergence-accommodation conflict by reducing the depth of field.

Our iOptik contact lens approach provides for a smart contact lens containing a two-state light polarizing filter and a micro-lens. The two-state light polarizing filter separates the display light from the non-display normal vision light and the micro-lens focuses the display light while the non-display light path has normal vision correction or no correction for those who do not have a prescription. The iOptik contact lens is a disposable lens and it is prescribed using the same examination that eye care practitioners use for fitting soft disposable lenses to correct astigmatism.

Our eyewear design approach includes a fitting system to determine the correct frame size, correct temple length, correct bridge size and location, the correct display position relative to the separation of the eyes, and the correct presets for the camera and display position when performing a number of different visual tasks. We engineered the frame design to produce the thinnest and lightest eyewear with the support of seasoned eyewear frame designers in concert with mechanical and electronic engineers. The novel solutions for resolving the placement of the components while respecting the ultimate goal of normal eyewear appearance are a major achievement.

Feasibility clinical studies at the Ohio State University with fully sighted and visually impaired subjects provided valuable feedback for the design of the iOptik contact lenses and display eyewear. The feedback is incorporated in design changes, software development and user interface design and development. We are in the final phases of product design and development with our first licensee who is a global leader in electronic devices for the visually impaired with a target first product launch upon and subject to receiving our FDA market clearance for the iOptik contact lens.

Sales and Marketing

The specific sales process for each of our product applications is based on the strategy and go-to-market model of our licensees.

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Visually impaired market application

The company is employing a licensing business model. The intellectual property including relevant pending and issued patents, know how, and trade secrets will be licensed to strategic partners who will distribute the contact lenses and display eyewear. In some cases, the partner may also undertake manufacturing or may use third parties for manufacturing the eyewear or contact lenses. We are in discussions with licensee candidates for the contact lenses manufacturing and distribution in the US and International markets.

The licensee for the eyewear for the visually impaired has an existing global sales organization. The serial launch of products is dependent on regulatory approval of the contact lenses in each country. The first launch is forecast for the United States market with the first target customers including institutional providers of low vision care which incorporate an established reimbursement model. The sales effort is planned to expand to the independent low vision specialists who are often in private optometric or ophthalmology practices.

The US launch is forecast to be followed by launches in the United Kingdom and Europe, the remainder of North, Central and South America, East Asia and the rest of the world. Low vision specialists are easily identified for conventional direct sales. Professional services functions are needed to support practitioner training and successful prescribing of the system.

The contact lens manufacturing will be transferred from Innovega to one of the contact lens licensee candidates upon execution of a license agreement and transfer of the manufacturing technology. The licensee will be an existing contact lens manufacturer who has an FDA site approval for manufacturing contact lenses. The contact lens manufacturer licensee is not expected to provide a robust sales and marketing function given the pull through of sales by the eyewear distributor. The contact lens manufacturer licensee will be trained to provide the support to the eye care professional for proper fitting and case management of the iOptik contact lenses used in conjunction with the eyewear for the visually impaired.

Follow on applications

Additional applications of the Innovega technology will follow the concentrated focus on the visually impaired market.

The applications for sports training and performance, first responder – intelligence – and defense, surgical visualization and telemedicine, enterprise occupational productivity enhancement, telecommunications and anytime-anywhere information and entertainment, and gaming will proceed as the scalable cost of goods reduces for the eyewear and the contact lenses. Management plans to proceed in each application with a licensing model to allow the market leaders to add the Innovega technology to their existing product offerings and channel strength.

Contact lens and display eyewear fitting system technology

Innovega may license its technology fitting system to institutions and licensed independent eye care practitioners to enable the fitting of the iOptik contact lens and the Extended Reality eyewear. The outcomes from the fitting of the iOptik contact lenses, intraocular lenses, and Extended Reality eyewear will be integrated for constant improvement of design, operating systems and user interfaces.

Personalized Extended Reality Eyewear

The Innovega eyewear fitting technology platform intends to automate the parameter selection and presets of the camera to display system using automated digital image analysis algorithms. These algorithms auto-segment images and auto-generate eyewear parameter recommendations that are sent to the eyewear manufacturer to select from inventory the patient-specific eyewear and to preset the display preferences. Innovega is focusing on patient specific eyewear parameter selection and presets due to the clear clinical benefit from personalization.

The contact lens fitting technology may be used in each clinic to provide suggested first lens parameters by entering existing usual and customary clinical data that is captured during a contact lens evaluation by eye care professionals. Image capture of iOptik contact lenses on-eye having markings is used to refine the final contact lens prescription.

Manufacturing

The Extended Reality eyewear for the visually impaired will be manufactured and distributed by the licensee of the Innovega technology. This model substantially reduces the need and use of capital by us.

Research and Development

Research and development (R&D) initiatives that are underway include: materials research, contact lens component development, contact lens manufacturing process development, contact lens metrology; display eyewear industrial design, photonics and electronic design and engineering, and software and user interface development

R&D amounted to $1,117,974 and $843,396 for the years ended December 31, 2021 and 2020, respectively. During 2022, we estimate we could spend more than $3 million from the maximum proceeds from this offering to fund future R&D initiatives.

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Employees

Six employees work from our lab facility at 11031 Via Frontera, Suite A, San Diego, CA 92127, and three employees report to our corporate office at 11900 NE 1st Street, Suite. 300, Bellevue, WA 98005. Additional permanent support is provided by parties who are consultants to the company.

Regulation

Medical products and devices are regulated by the United States Food and Drug Administration (the “FDA”) in the United States and can be regulated by foreign governments for devices sold internationally. The Federal Food, Drug and Cosmetic Act and regulations issued by the FDA regulate testing, manufacturing, packaging, and marketing of medical devices. Under the current regulations and standards, we believe that our products and devices are subject to general controls, including compliance with labeling and record-keeping rules. In addition, our medical devices require pre-market clearance, which for our daily wear contact lenses, classified as non-significant risk or Class II devices, will require a 510(k) premarket notification submission.

Medical devices are also regulated for the United Kingdom and European Union markets and must comply with the specific European Directives set forth by the European Commission. The Medical Device Directives (MDD): AIMDD 90/385/EEC; MDD 93/42/EEC; IVDMDD 98/79/EC must be satisfied. Proof that our products comply with the essential requirements of these CE directives requires affixing a CE mark to them. Contact lenses are classified as Class IIb Medical Devices in this system. We plan to submit to the CE mark process after receiving US FDA market clearance and anticipate that the pre-clinical testing and clinical trials conducted for the US FDA market clearance or approvals will also serve as the clinical investigation support for the CE mark process. In addition, our licensee partner who will manufacture the lenses must satisfy the portion of the Medical Device Directives including technical documentation, a Declaration of Conformity and a quality assurance audit by a Notified Body.

Further, our licensees’ manufacturing processes and facilities are also subject to regulations, including the FDA’s QSR requirements (formerly Good Manufacturing Practices). These regulations govern the way we manufacture our products and maintain documentation for our manufacturing, testing and control activities. In addition, to the extent our licensees manufacture and sell products abroad, those products are subject to the relevant laws and regulations of those countries.

Finally, the labeling of the contact lenses, the promotional activities and marketing materials are regulated by the FDA and various state agencies. Violations of regulations promulgated by these agencies may result in administrative, civil or criminal actions against us or our licensee manufacturers by the FDA or governing state agencies.

Innovega has not yet received clearance to market its contact lenses in the United States (FDA) or internationally, and as such is not currently selling and distributing any products.

The contact lenses are currently in a first US FDA 510(k) clinical trial for market clearance of the lens material. A subsequent de novo clinical trial must be conducted for the new indication for viewing a near eye wearable display. While daily wear contact lenses are generally classified as Class II, non-significant risk devices, the FDA will make a final ruling for the contact lenses as either Class II, non-significant risk or Class III, significant risk after the de novo submission. The intraocular lenses are optically designed in prototype form and without clinical development. The intraocular lenses are expected to require a de novo regulatory path as a Class III, significant risk device. The display eyewear will be submitted to the FDA for a market clearance as a Class I device before commercialization.

Innovega has engaged a regulatory consulting group and Contract Research Organization, ForeSight Regulatory Strategies, Inc., to assist with its 510(k) premarket notification submission for our iOptik contact lens. We hope to submit to the FDA our 510(k) premarket notification submission for our lens material for standard indications in 2022.

Intellectual Property

Innovega currently holds 14 issued US patents and 2 registered trademarks, iOptik® and eMacula®. The following listing reports the US Patent and Trademark Office issued patents, published applications, and filed patents that are not yet published.

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Issued US Number	Title
10,261,342	Contact lens and method and systems for constructing a contact lens
9,874,765	Method and apparatus for constructing a contact lens with optics
9,869,884	Contact lens
9,348,151	Molded lens with nanofilaments and related methods
9,251,745	System and apparatus for see-through display panels
9,040,923	Eye-tracking system and related methods
8,922,898	Molded lens with nanofilaments and related methods
8,922,897	System and apparatus for see-through display panels
8,888,279	Method and apparatus for constructing a contact lens with optics
8,786,520	System and apparatus for display panels
8,520,309	Method and apparatus to process display and non-display information
8,482,858	System and apparatus for deflection optics
8,441,731	System and apparatus for pixel matrix see through display panels
8,142,016	Method and apparatus for constructing a contact lens with optics

Published Pending	Title
20190346691	Contact lens and method and systems for constructing a contact lens
20190179154	System and apparatus for see-through display panels
20180129073	Contact lens
20180107023	Method and apparatus for constructing a contact lens with optics
20180090052	Non-uniform resolution, large field of view headworn display
20170337706	Gaze tracking system with contact lens fiducial
20170307892	Transparent projection screen

Unpublished Pending	Title
15/693119	High resolution transparent display
16/675710	Apparatus and methods for molding lenses
16/822302	Article of manufacture including occlusion ring and polarizer
16/830852	Apparatus and methods for pixelated occlusion
16/915951	Display eyewear with auditory enhancement
16/915985	Display eyewear with adjustable camera direction

Litigation

From time to time, the company may be involved in a variety of legal matters that arise in the normal course of business. The company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

The company leases office space at 11031 Via Frontera, Suite A, San Diego, CA 92127 which serves as its laboratory, and at 11900 NE 1st Street, Suite 300, Bellevue, WA 98005 which serves as its corporate headquarters. Innovega expanded its facilities in San Diego in the fourth quarter, 2021.

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Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2020, and December 31, 2021, should be read in conjunction with our financial statements and the related notes included in this Annual Financial Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Innovega was incorporated under the laws of the State of Delaware on June 16, 2008, as “Innovega Inc.” Innovega is developing a display eyewear system for Extended Reality (XR) applications, which include Augmented, Virtual and Mixed Reality. Innovega’s Extended Reality eyewear system comprises novel, disposable, smart contact lenses or surgically implanted intraocular lenses, and lightweight, stylish display eyewear.

Innovega, Inc. has developed a proprietary and innovative smart contact lens and eyewear system for Extended Reality applications. The company is planning to address needs of visually impaired patients, as well as requirements defined by broader augmented, virtual and mixed reality applications.

Results of Operations

Year ended December 31, 2021 Compared to Year ended December 31, 2020

The company generated revenues of $45,040 and $110,290 in 2021 and 2020, respectively. Revenue was generated from a cost-plus based collaboration agreement for the product and channel development of the LV&B product-level solution. The revenue decreases in 2021 versus 2020 was driven by a reduced level of consulting services under the above-mentioned collaboration agreement. The company has recorded the accompanying costs as cost of goods sold.

The company’s operating expenses consist primarily of research and development, clinical and regulatory costs, general and administrative, and business development expenses. General and administrative costs primarily consist of salaries and benefits of administrative employees, office expenses, legal fees, and other consultants. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. Clinical and regulatory costs primarily consist of salaries and benefits of scientific and engineering staff, supplies and materials, and consultants. Business development costs primarily consist of salaries and benefits of business development employees, marketing expenses, and travel and conference costs.

●	General and administrative expenses increased $224,378 to $899,306 for the period ended December 31, 2021 from $674,928 for the period ended December 31, 2020. This 33% increase was primarily driven by non-cash stock option compensation expense and wages.

●	Clinical and regulatory expenses increased $37,729 to $532,629 for the period ended December 31, 2021 from $494,900 for the period ended December 31, 2020. This 8% increase was primarily driven by consultant fees and wages, mostly offset by savings in subcontracted services and supplies and materials.

●	Research and development expenses increased $274,578 to $1,117,974 for the period ended December 31, 2021 from $843,396 for the period ended December 31, 2020. This 33% increase was primarily driven by increased support overhead (wages, supplies and materials and lab supplies) mostly offset by savings in contract labor.

●	Business Development expenses increased $105,605 to $290,481 for the period ended December 31, 2021 from $184,876 for the period ended December 31, 2020. This 57% increase was primarily driven by consultant fees.

●	Interest expense decreased $97,788 to $116,581 for the period ended December 31, 2021 from $214,369 for the period ended December 31, 2020. This 46% decrease was due to the conversion of the convertible notes in May 2021. See “Liquidity and Capital Resources” below.

As a result of the foregoing, the company generated a net loss of $2,802,645 for the period ended December 31, 2021 compared to a net loss of $2,311,468 for the period ended December 31, 2020. A 21% increase in net loss due to the foregoing increases in expenses.

Since the end of the period covered by our financial statements, our legal and professional, wages, payments to contractors, and clinical and regulatory costs are expected to increase.

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Liquidity and Capital Resources

As of December 31, 2021, the company’s cash on hand was $3,261,134. The company is currently not generating any revenue and requires continued new capital to continue business operations.

The company has recorded losses since inception and, as of December 31, 2021, had positive working capital, excluding the current portions of both SAFE and convertible notes which were converted to equity in May 2021, of approximately $2.5 million, and stockholders’ equity of $1,726,696. The company has raised capital through securities offerings. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

For fiscal year 2021, the company’s monthly use of cash for operations was approximately $220,000. The company estimates that if it does not raise any additional funds, it could continue at this rate of expenditures and operations through September 2022. The company estimates that if it raised the maximum amount sought in the Series A-1 Offering and without raising further capital, it could continue at this rate of monthly expenditures and operations for more than five years. From time to time, company Board of Directors and management will assess needs, market conditions, and opportunities, and may adjust its operating plan and use of funds respectively.

As of December 31, 2021, Innovega has raised $5.6 million in gross proceeds from the Series A-1 Offering. As of the date of this Annual Financial Report, it has raised total gross proceeds of approximately $5.75 million from the Series A-1 Offering.

Issuances of Equity, Convertible Notes, Other Indebtedness

Since inception, the company has primarily funded operations through the issuance of equity securities, convertible notes, and SAFE notes.

The company received total proceeds of $5,341,106 from issuances of Preferred Stock in the years 2017 through 2018. The company also received total proceeds of $149,089 from issuances of Common Stock from inception through December 31, 2021.

On March 31, 2021, the SEC qualified an offering of its Series A-1 Preferred Stock, (the “Series A-1 Offering”). As of December 31, 2021, Innovega has raised $5.6 million in gross proceeds from this offering. As of the date of this Annual Financial Report, it has raised total gross proceeds of approximately $5.75 million from this offering.

The company has issued both convertible debt and SAFE notes. In 2019, the company issued convertible promissory notes and SAFE notes for proceeds of $2,402,337 (net of issuance costs of $78,256) and $500,000, respectively. In 2020, and as of December 31, 2020, the company issued an additional $1,831,875 SAFE notes.

The combined principal amount and the accrued interest of the convertible debt and SAFE notes were $4,812,467 and $176,868 as of December 31, 2020.

Loan costs are amortized over the loan period. The unamortized balance of the loan costs for both convertible debt and SAFE notes as of December 31, 2020, was $24,898. The accrued interest on the convertible notes was $176,868 as of December 30, 2020.

All convertible notes have been converted into Series A-2 Preferred Stock as a result of the initial closing of the Series A-1 Offering, which occurred on May 13, 2021 (“Initial Closing”). The valuation at time of conversion was $32,000,000. All outstanding SAFE notes were automatically converted into Series A-3 Preferred stock also as a result of the Initial Closing.

8

The Company had a shareholder note in the amount of $100,000 which was fully repaid in 2020, together with $19,627 of accrued interest. In 2020, the Company borrowed $100,000 from company CEO, Stephen Willey, in the form of a Promissory note, earning an interest rate of 1% per month. In March 2021, the company borrowed an additional $100,000 from company CEO, Stephen Willey, in the form of a Promissory note, earning an interest rate of 1% per month. Also in March 2021, the company borrowed $500,000 from three investors earning an interest rate of 1% per month which were due August 31, 2021. In September 2021, the company repaid one of the March 2021 notes for $50,000. The remaining two investors’ notes totaling $450,000 remain outstanding as of December 31, 2021.

In 2020, the Company borrowed $112,420 from the US Small Business Administration under the Payroll Protection Program (PPP). This loan was forgiven in April 2021.

The company currently has no material commitments for capital expenditures.

Indebtedness.

The company currently has no material commitments for capital expenditures.

Trend Information

Virtual Reality (VR)

●	Sales of VR headset in 2020, will fall below sales in 2018. The bulk and uncomfortable nature of all existing headsets has greatly disappointed users who expected that over time the form-factor would improve. It has not.

◌	This information is important as it suggests that the failure of this market presents the need for the Innovega technology. Success of the market appears to be dependent on the solution to the comfort and performance limitations that exist today. Oculus remains the only supplier of consequence. Company management believe the Company can develop VR smart glasses that users would find attractive, and in conjunction with its focus on Augmented Reality glasses which Innovega management believe could participate larger and more varied markets (see below)

Augmented Reality (AR)

●	By the end of 2019, 900 million users had downloaded AR applications onto their smartphones. By 2024, it is believed that this number of users could grow to over 2.5 billion.

◌	This information is important to the company since the growth of AR will depend on the value and return on investment delivered to users. In turn, the value to the user will depend on the quality of the user interface and the applications that it can deliver. The growing base of AR-enabled smartphones is encouraging developers to make available new and useful applications and content. Analysts believe that in order for users to fully leverage this vital base of applications and content, they will require new generations of smart glasses.

●	Consumer smart glasses will initially be tethered to smart phones and thus access their content and capabilities. Apple has described its plan to release smart glasses in or around 2022. If this occurs, it is forecast that smart glasses sales could reach tens of millions of units by 2024, and AR revenues could increase from a present $8 billion to $60 billion.

This information is important to the Company since consumer smart glass markets cannot grow until the AR ecosystem has been developed. Apple, Google and Facebook have described their intent to develop these ecosystems. The company believes that these systems must be fully available for smart glasses developers to offer the required value to consumers. The Company’s go to market plan is waiting for the development of the ecosystem and applications before it commits to consumer products.

●	Developers of smart glasses have responded to the lack of mass market ecosystem by identifying vertical markets where a tailored application can be developed. Microsoft has had limited success in commercializing its Hololens headset for use by enterprise workers and more recently by the military. Analysts estimate that sales of enterprise smart glasses will remain in the hundreds of thousands of units through 2021, but could reach millions of units by 2024.

◌	The company believes that pre-2023, its management should place its focus on delivering high value to select vertical markets.

●	Since vertical markets will depend on well-defined bundled applications, the majority of revenues will be earned from sale of smart glasses hardware.

◌	This information suggests the company should follow a commercial launch strategy of delivering smart glasses hardware reference designs that are matched to its smart contact lenses to licensee partners from one or more vertical markets whose end-user needs are well-documented and yet under-served.

9

Consistent with these forecasts and recommendations that those developing wearable displays should initially pursue opportunities in vertical markets, the company elected to develop smart glasses and contact lenses for the visually impaired including the legally blind patient community whose needs are well-documented and under-served. This is a non-enterprise application that enables the company to avoid the high level of competition that is already building in the enterprise sector. Following a success in serving the visually impaired patients, the company plans to expand to other patient markets including the hearing impaired, those with dual sensory losses and into other health care delivery markets.

Opportunities exist in licensing the company technology for use in larger vertical markets such as public safety and prosumer applications after proving its business model in one or more health care markets. The progressive market development opportunity is enhanced when ecosystems are available for broad consumer markets. Management also plans to monitor opportunities to secure partners for licensing its technology for mass market applications.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

10

Item 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed To Current Position	Approximate Hours Per Week for Part-Time employees
Executive Officers
Stephen Willey (1)	Chief Executive Officer, President, Director	68	6/4/2008	N/A
Dr. Jerome Legerton (2)	Chief Clinical and Regulatory Officer,
	Secretary, Director	75	2/14/2010	N/A
Independent Directors
Shane Kim (3)	Director	59	2/28/2018	N/A
Jeff Bradley (4)	Director	57	11/9/2020	N/A
Significant Employees
Jay Marsh	Vice President Engineering	51	6/3/2014	N/A

(1)	Officer Designee
(2)	Officer Designee
(3)	Common Shareholder Designee
(4)	Series Seed Preferred Shareholder Designee

Stephen Willey, MBA, M.A.Sc. - Chief Executive Officer, President, and Director

Stephen Willey is a co-founder of Innovega Inc. and accepted the role of Director in 2008, and CEO in 2011. Since 2011, his duties have included the company’s financing, administration, marketing, and business development. After earning graduate degrees in engineering and business, Mr. Willey led founding teams in 5 companies and successfully delivered innovation to global customers. In 1994, he co-founded and served as president of Microvision International Inc. Both the company and its subsidiary, Lumera, were listed on the NASDAQ exchange. He served as founding board member of listed company, eDispatch, and interim CEO of listed company and telematics pioneer, AirIQ. Furthermore, he participated significantly in companies that launched innovations in cellular technology and video gaming, with eventual sale of these companies to global OEMs such as Motorola. Mr. Willey received an MBA degree from the University of California, in Los Angeles and an M.A.Sc (Engineering) degree from The University of British Columbia.

Jerome A. Legerton, OD, MS, MBA, FAAO - Chief Clinical and Regulatory Officer, Secretary, Director

Dr. Legerton is co-founder of Innovega Inc and co-inventor of the iOptik® smart contact lens and eMacula® wearable display technology. Dr. Legerton was the managing partner of the largest multi-specialty optometric practice in California during his 26 years in practice. He served as the Director of Clinical Research for Pilkington Barnes Hind, a multinational manufacturer and distributor of contact lenses and as Vice President, Advanced Technology and Market Development for Paragon Vision Sciences. He is the co-inventor of Paragon CRT® the global leader in overnight corneal reshaping and myopia control. Dr. Legerton is the co-founder and lead inventor for SynergEyes Inc. and served as their Chief Technology Officer and Executive Vice President. Dr. Legerton is an inventor on 57 issued US patents and contact lenses from his patents are registered in more than 45 countries. He is honored with the American Optometric Association Outstanding Achievement Award; the American Academy of Optometry Founders’ Award; the Contact Lens Manufacturers Association Trailblazers Award; and the Orthokeratology Academy of America Achievement Award.

Shane Kim – Director

Shane Kim is a Director of Innovega and has served in this capacity since 2017. As a strategic and operational leader in the interactive entertainment industry, Mr. Kim spent the majority of his 20-year career at Microsoft in its Xbox business, including leading Microsoft Game Studios, the publisher of leading industry franchises such as Halo and Age of Empires. From 2011 to 2019, Mr. Kim was a member of the board directors of GameStop, the world’s leading videogame and entertainment software retailer, and served as Interim Chief Executive Officer for 10 months during 2018 and 2019. Mr. Kim received Bachelor of Arts degrees in Economics and International Relations from Stanford University and a Master’s Degree in Business Administration from Harvard Business School.

Jeff Bradley – Director

Jeff Bradley is a Director of Innovega, and has served in this capacity since November 8, 2020. Mr. Bradley is currently a strategic advisor to other companies including Globys, Inc. as well as serving as a Board Director for the United Way of King County. Mr. Bradley retired from AT&T in June 2019 after 17 years of service. During the majority of his AT&T career, Mr. Bradley had responsibility for its smart device portfolio, network services marketing, and 3rd party developer program. This experience resulted in broad relationships across the technology ecosystem. Mr. Bradley, ended his career with responsibility for AT&T’s west region retail sales and distribution which included over 1000 stores and 6000 employees. Mr. Bradley earned his BA in Economics from Stanford University in 1986, where he was also a two-time Pac 10 champion wrestler.

Jay Marsh – Vice President Engineering

Jay P. Marsh is the Vice President, Engineering and has served in this role since 2014, after joining the company in 2013, as Director of Engineering. Mr. Marsh actively manages the Research and Development laboratory which is responsible for contact lens process development, filter and eyewear development including software, and clinical supply manufacturing. Prior to joining Innovega, Mr. Marsh worked for 16 years with Advanced Projects Research, Inc. as VP of Engineering, developing technologies under government contracts related to laser based and optical diagnostics for combustion research, unsteady combustion propulsion systems, Li-Ion battery energy management, and wind tunnel related systems. Mr. Marsh received his BS in Engineering in 1994, from Mercer University, and his Master of Science in Mechanical Engineering in 2004, from California State Polytechnic University, Pomona.

11

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our three highest-paid directors and executive officers as follows:

Name and Position	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(5)		Total compensation ($)
Stephen Willey, CEO, President, Director Dr. Jerome Legerton, Chief Clinical and Regulatory	-	$190,800.00	(1)	14,940.00-		$205,740.00
Officer, Secretary, Director	-	$190,800.00	(2)	14,940.00-		$205,740.00
Jay Marsh, Vice President Engineering	-	$168,180.00	(3)	9,995.008	(4)	$178,175.00

(1) Mr. Willey is an exempt employee and was compensated at the rate of $90 per hour.

(2) Dr. Legerton is an exempt employee and was compensated at the rate of $90 per hour.

(3) Mr. Marsh is an exempt employee and was compensated at the rate of $79.33 per hour.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of March 31, 2022, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table summarizes shares as “beneficial ownership”, and vested options as “beneficial ownership acquirable”.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of class (3)
Stephen Willey (1)	Common Stock	5,566,393	500,000	52.2%
Dr. Jerome Legerton (1)	Common Stock	2,783,198	500,000	28.5%

(1) c/o Innovega Inc., 11900 NE 1st Street, Suite 300, Bellevue, WA 98005

(2) Includes vested stock options at March 31, 2022 (excludes unvested stock options)

(3) Common stock class includes issued common stock options plus common stock warrants (9,447,968 common shares, 1,950,000 issued common stock options, 132,514 common stock warrants – class of 11,530,482 common shares).

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On July 31, 2020, February 28, 2021, and April 1, 2021, respectively, the company issued promissory notes to Stephen Willey, President, Chief Executive Officer and Director of Innovega Inc., in the principal amounts of $100,000, $50,000 and $50,000, respectively. These notes bear simple interest at 1% per month with principal an unpaid interest thereon, payable, on demand, any time after September 30, 2020 and August 31, 2021, respectively.

On April 1, 2021, the company issued a promissory note to Jerome Legerton, President, Chief Clinical and Regulatory Officer and Director of Innovega Inc., in the principal amount of $100,000. This note bears simple interest at 1% per month with principal an unpaid interest thereon, payable, on demand, any time after August 31, 2021. In March 2021, the company issued a promissory note to Jeff Bradley, Director, of Innovega Inc., in the principal amount of $50,000. This note bears simple interest at 1% per month with principal and unpaid interest thereon, payable, on demand any time after August 31, 2021 and was repaid by the Company in September 2021. Officers and directors of the Company may, from time to time, loan additional funds to the Company, subject to approval of the Company’s Board of Directors.

The company engages Global Ophthalmic Consultants, LLC to perform certain clinical lab consulting and support services for the Company. Dr. Jerome Legerton, Innovega’s Chief Clinical and Regulatory Officer, is also a principal of Global Ophthalmic Consultants, LLC. During the years ended December 31, 2021 and 2020, the Company paid Global Ophthalmic Consultants, LLC $19,110 and $38,790, respectively. As of the periods ending December 31, 2021 and 2020, the Company had no outstanding amounts due, or receivables from, Global Ophthalmic Consultants, LLC.

Item 6. OTHER INFORMATION

In the believe of management, no other information that would be required to be reported on Form 1-U is required to be reported as of the date of this Annual Report

12

Item 7. FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Innovega, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Innovega Inc. (“the Company”) as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

Spokane, Washington
April 28, 2022

13

Innovega, Inc.

Balance Sheets

	December 31	December 31
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,261,134	$1,506,369
Other current assets	85,084	102,859
Total current assets	3,346,218	1,609,228

PROPERTY AND EQUIPMENT, net	148,205	95,727
INTANGIBLE ASSETS, net	676,932	503,642
OTHER ASSETS	141,941	5,334
Total assets	$4,313,296	$2,213,931

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$284,410	$217,290
Accrued expenses	109,401	576,305
SBA Loans	-	118,420
Related Party Notes payable, current	450,000	100,000
SAFE notes, net	-	2,311,529
Convertible notes, net	-	2,476,040
Accrued note interest, current portion	471	176,868
Total current liabilities	844,282	5,976,452

LONG-TERM LIABILITIES
Accrued deferred wages	1,542,061	1,118,816
Related Party Notes payable	200,000	-
Deferred Rent	257	-
Total liabilities	2,586,600	7,095,268

COMMITMENTS AND CONTIGENCIES	-	-

STOCKHOLDERS’ DEFICIT
Common Stock, $0.0001 par value, 50,000,000 authorized and 9,447,968 outstanding at December 31, 2021 and 2020	944	944
Preferred Stock, Series Seed, $0.0001 par value, 3,518,238 authorized and outstanding at December 31, 2021 and 2020	352	352
Preferred Stock, Series A, $0.0001 par value, 7,734,301 authorized and 4,602,646 outstanding at December 31, 2021	460	-
Additional paid in capital	15,241,889	5,831,671
Accumulated deficit	(13,516,949)	(10,714,304)
Total stockholders’ equity (deficit)	1,726,696	(4,881,337)
Total liabilities, and stockholders’ deficit	$4,313,296	$2,213,931

14

Innovega, Inc.

Statements of Operations

	December 31	December 31
	2021	2020

REVENUE	$45,040	$110,290
COST OF GOODS SOLD	17,777	12,824
Gross profit	27,263	97,466

OPERATING EXPENSES
Independent research and development	1,117,974	843,396
Clinical and regulatory costs	532,629	494,900
Business development	290,481	184,876
General and administrative expenses	899,306	674,928
Operating loss	(2,813,127)	(2,100,634)

Interest income	172	3,535
Other Income	126,891	-
Interest expense	(116,581)	(214,369)

LOSS BEFORE INCOME TAXES	(2,802,645)	(2,311,468)

INCOME TAXES	-	-
NET LOSS	$(2,802,645)	$(2,311,468)

Weighted average vested common shares outstanding:
Basic	9,447,968	9,427,968
Diluted	9,447,968	9,427,968

Net loss per common share
Basic	$(0.30)	$(0.25)
Diluted	$(0.30)	$(0.25)

15

Innovega, Inc.

Statements of Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2020 and December 31, 2021

					Additional		Total
	Common Shares		Preferred Shares		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2019	9,407,968	940	3,518,238	352	5,792,587	(8,402,836)	$(2,608,957)
							-
Stock compensation expense					38,688		38,688
Exercise of warrants	40,000	4			396		400
Net loss						(2,311,468)	(2,311,468)
Balance at December 31, 2020	9,447,968	$944	3,518,238	$352	$5,831,671	$(10,714,304)	$(4,881,337)

Preferred, Series A			4,602,646	460	9,230,935		9,231,395
Stock compensation expense	-	-	-	-	179,283	-	179,283
Exercise of warrants			-	-		-	-
Net loss	-	-	-	-	-	(2,802,645)	(2,802,645)
Balance at December 31, 2021	9,447,968	$944	8,120,884	$812	$15,241,889	$(13,516,949)	$1,726,696

16

Innovega, Inc.

Statements of Cash Flows

	December 31	December 31
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,802,645)	$(2,311,468)
Adjustments to reconcile net cash to net loss
Depreciation and amortization	83,106	80,198
SBA Loan Forgiveness	(118,420)	-
Stock compensation expense	179,283	38,688

Changes in operating assets and liabilities
Other current assets	17,775	(85,072)
Security deposit	(136,607)	-
Accounts payable	67,120	(296)
Accrued expenses	8,276	168,457
Accrued deferred wages	(29,351)	18,187
Net cash used in operating activities	(2,731,463)	(2,091,306)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(97,552)	(61,497)
Acquisition of intangible assets	(211,322)	(123,704)
Net cash used in investing activities	(308,874)	(185,201)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	-	400
Proceeds from SBA Loans		118,420
Proceeds from convertible debenture issuance, net of costs	-	187,073
Proceeds from SAFE notes, net of costs	-	1,811,529
Proceeds from shareholder note issuance	600,000	-
Repayment of shareholder note	(50,000)	-
Proceeds from Preferred Stock, net of costs	4,245,102	-
Net cash provided by financing activities	4,795,102	2,117,422
NET INCREASE (DECREASE) IN CASH	1,754,765	(159,085)
CASH, beginning of period	1,506,369	1,665,454
CASH, end of period	$3,261,134	$1,506,369

CASH PAID FOR INTEREST	$64,590	$7,518

CASH PAID FOR TAXES	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Exchange of Convertible and SAFE Notes for Preferred Stock	4,986,294

17

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 1 – Organization and Basis of Presentation

Organization – Innovega, Inc. (the Company) was incorporated in the state of Delaware. The Company designs and develops contact lenses and display eyewear for virtual reality and augmented reality applications for the leisure and professional markets.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect all adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position and results of operations for the years ended December 31, 2021 and 2020.

Certain risks and uncertainties – The Company operates in a highly regulated environment. The Company’s business also involves inherent risks, which include, among others, dependence on key personnel, reliance on single source vendors, availability of raw materials, and patentability of the Company’s products under development and liquidity constraints. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments of other organizations. The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient funding or assets required to commence principal operations.

Liquidity and management’s plans – These financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. From inception through December 31, 2021, the Company has financed its operations through private debt and equity financings, as it has not generated any revenues from product sales to date. It has incurred losses since inception, has an accumulated deficit of $13,516,949 at December 31, 2021, and will require additional capital through the issuance of debt or equity securities to finance the continued development of the business. Management plans to sustain operations through additional preferred stock sales and possibly via convertible debt financing, debt financing from third parties, or other financing arrangements with financial institutions. During 2020, the Company issued SAFE notes for $1,831,875. During 2021, the Company sold 1,868,345 shares of Series A-1 Preferred Stock for gross proceeds of $5,605,036. The Company may need to raise additional debt or equity financing to fund operations, which may or may not be available. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates relate to the valuation of stock-based compensation expense, forecasts used in assessing the Company’s liquidity disclosures, and useful lives of property and equipment and intangible assets. Actual results could differ from those estimates.

18

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Fair value of financial instruments – The Company’s financial instruments consist of cash and cash equivalents. The fair value of the Company’s financial instruments approximates their recorded values due to the short-term maturities of these financial instruments.

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable.

Level 3 – Inputs that are unobservable.

Cash and cash equivalents – Cash and cash equivalents include highly liquid investments with an original maturity of three months or less on the date of purchase.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

Property and equipment, net – Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Laboratory equipment is depreciated over a three-year life, computer equipment is depreciated over a two-year life, and furniture and fixtures are depreciated over a seven-year life. Leasehold improvements are stated at cost and amortized using the straight-line method over the remaining lease term.

Intangible assets, net – It is the Company’s policy to capitalize patent filing fees for patents in which they believe they will receive an economic benefit. Intangible assets consist primarily of patent filing fees (Note 5). Intangible assets are amortized using the straight-line method over their useful lives of up to 20 years.

19

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Impairment of long-lived assets – The Company reviews the carrying value of long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. As of December 31, 2021 and 2020, there were no indicators of impairment of long-lived assets.

Research and development costs – All research and development costs are charged to expense as incurred, except for certain supplies, which are expensed when used.

Revenue Recognition – The company has historically derived its revenue primarily from government grants and contracts. Cost reimbursement grant and contract revenue is recognized and recorded as related research expenses are incurred. The Company receives reimbursement for both direct costs and allocated indirect costs. Direct and indirect costs reimbursed by United States government agencies are subject to review and audit by such agencies. Advances received but not yet earned under the various research grants and contracts are reported as deferred revenue. Revenue in the current year is from a cost-plus based collaboration agreement received for providing the product and channel development services relating to an LV&B (low-vision and blindness) product-level solution.

Advertising expense – The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2021 and 2020 was approximately $992 and $997, respectively.

Income taxes – The Company records deferred tax assets and liabilities resulting from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable deductions or income in future years. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of change. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Stock-based compensation – Compensation costs related to equity instruments granted are generally recognized at the grant-date fair value of the awards. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company’s inception.

For the years ended December 31, 2021 and 2020, the Company recognized $179,283 and $38,688, respectively, in stock-based compensation expense associated with equity awards granted to employees, directors, or officers of the Company or to third-party consultants.

20

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Equity instruments awarded to non-employees are periodically remeasured as the underlying awards vest, unless the instruments are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

The Company generally grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. The Board of Directors determines the value of the underlying stock by considering a number of factors, including third party valuation, historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s preferred stockholders, and the lack of liquidity of the Company’s common stock.

The fair value of options granted to employees and non-employees during the period was estimated on the date of grant using the Black-Scholes method with the following assumptions:

	2021	2020
Expected term	7 years	6 years
Interest rate	0.86%	0.35%
Volatility	67%	61%
Dividend yield	0%	0%
Stock Price	$0.75	$0.37

The Company estimates the term of the award for employees using the simplified method. For non-employees, the Company uses the contractual term, which is generally 10 years, as the expected term. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards. The company issues shares upon option exercise.

Recently issued accounting pronouncements – In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for leases currently classified as operating leases. Under the new standard a lessee will recognize a liability on the balance sheet representing the lease payments owed, and a right-of-use-asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. The new standard is effective for the Company on January 1, 2022. Early adoption of the standard is permitted. At this time, the Company believes the most significant impact to the financial statements will relate to the recording of a right of use asset and the associated liability. The Company has determined that it will not early adopt the standard and is currently evaluating the impact of the standard on the financial statements.

21

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Subsequent events – The Company evaluated subsequent events through April 20, 2022, the date on which these financial statements were available to be issued (see Note 16).

Note 3 – Earnings per Share Attributable to Common Stockholders

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common share equivalents, including stock options, restricted stock units and restricted stock awards, except in cases where the effect of the common stock equivalent would be antidilutive. Potential common stock equivalents consist of common stock issuable upon exercise of stock options and vesting of restricted stock units and restricted stock awards using the treasury stock method. All potentially dilutive shares are anti-dilutive for both years due to the Company’s net loss.

	2021	2020
Basic earnings per share:
Net loss attributable to common stockholders (numerator)	$(2,802,645)	$(2,311,468)
Weighted-average common shares outstanding (denominator)	9,447,968	9,427,968
Basic earnings per share	$(0.30)	$(0.25)

Diluted earnings per share:
Net loss attributable to common stockholders (numerator)	$(2, 802,645)	$(2,311,468)
Weighted-average common shares outstanding (denominator)	9,447,968	9,427,968
Diluted earnings per share	$(0.30)	$(0.25)

The potential dilutive effects of converting all outstanding convertible notes, SAFE notes and warrants are outlined below.

	2021	2020
Preferred shares	8,120,884	3,518,238
Convertible notes	0	1, 600,880
SAFE notes	0	1,121,094
Warrants	132,514	132,514
Stock options	2,403,276	2,045,281

The weighted-average life, exercise price and intrinsic value of the warrants are outlined below.

	2021	2020
Weighted-Average Life	2.0	3.0
Exercise Price	$0.01	$0.01
Intrinsic Value	49,210	49,210

22

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 4 – Property and Equipment, Net

Property and equipment consist of the following at December 31, 2021 and 2020:

	2021	2020
Computer Equipment and Software	$117,890	$112,518
Laboratory Equipment	348,382	256,202
Furniture and Fixtures	2,577	2,577
Less accumulated depreciation	(320,644)	(275,570)
	$148,205	$95,727

Depreciation expense related to property and equipment was $45,074 and $50,402 for the years ended December 31, 2021 and 2020, respectively.

Note 5 – Intangible Assets, Net

Intangible assets consist of the following at December 31, 2021 and 2020:

	2021	2020
Capitalized patent filing fees	$900,888	$689,566
Less accumulated amortization	(223,956)	(185,924)
	$676,932	$503,642

The Company has determined the patent filing fees to have an original useful life of 20 years based upon the estimated period the Company will obtain future economic benefit from the related patents. The patent filing fees are amortized over the estimated life using the straight-line method. Amortization expense of $38,032 and $29,796 for the years ended December 31, 2021 and 2020, respectively, was recorded within general and administration expense. Estimated amortization expense related to intangible assets for the years ending December 31 are as follows:

2022	$45,045
2023	45,045
2024	45,045
2025	45,045
2026	45,045
Thereafter	451,707
$676,932

Note 6 – Shareholder Notes

Five notes were issued in 2021 for a total of $600,000, each with an interest rate of 1% per month. One note for $50,000 plus interest was paid off in 2021. Two of the notes totalling $100,000 were from the CEO.

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Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 7 – Convertible Notes

During 2019, the Company issued convertible notes (2019 Notes) for total proceeds, net of issuance costs of $126,772, of $2,402,337. All notes had a maturity date of January 22, 2021, and accrued simple interest at 5% per annum. All notes had a 20% conversion discount of the original issue price of new preferred stock. The notes, and all accrued interest, could either be converted prior to their maturity date in the event of a Qualified Equity Financing with an aggregate sales price of not less than $2,000,000 (excluding the aggregated amount from the convertible notes), converted at any time by a majority vote of the noteholders, or automatically converts upon the maturity date.

In May 2021, all convertible notes converted to preferred shares as part of a Qualified Equity Financing event.

Loan costs are amortized over the loan period. The unamortized balance of the loan costs was $0 and $4,552 as of December 31, 2021 and December 31, 2020, respectively.

Note 8 – SAFE Notes

The Company issued SAFE notes in the amounts of $1,831,875 and $500,000 for the years ended December 31, 2020 and 2019 for total proceeds, net of issuance costs of $20,346, of $2,311,529. These notes would automatically convert to Standard Preferred Stock upon the initial close of an Equity Financing event equal to the purchase amount of the note divided by the $2.075 SAFE Price. In May 2021, these notes converted to preferred shares as part of a Qualified Equity Financing event.

Note 9 – SBA Loans

The Company borrowed $112,420 in April 2020 from the US Small Business Administration under the Payroll Protection Program (PPP). The Company also borrowed $6,000 in April 2020 from the US Small Business Administration under the Economic Injury Disaster Loan (EIDL). The Company received SBA forgiveness in April 2021.

Note 10 – Stockholders’ Equity (Deficit)

Preferred Stock

The following is a summary of terms for the preferred stock:

Conversion – Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Section 4 of the Company’s Charter, the conversion rate for such series shall be appropriately increased or decreased.

24

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 10 – Stockholders’ Deficit (continued)

“Conversion Price” means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

Each share of preferred stock is currently convertible into one share of common stock.

Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offering and sale of the Corporation’s Common Stock provided that the aggregate gross proceeds to the Corporation are not less than $5,000,000, (ii) the written request for such conversion from the holders of the majority of Preferred Stock then outstanding voting as a single class and an as converted basis, or, (iii) upon the prior cumulative conversion of a majority of the Preferred Stock.

Liquidation preference – In the event of a liquidation, dissolution or winding-up of the Company, holders of any series of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock, an amount per share for each share of preferred stock held by them equal to the Liquidation Preference specified for such share of that series of preferred stock, plus all declared but unpaid dividends (if any) on such share.

Liquidation Preference means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time.

Thereafter, any remaining funds of the Company shall be distributed with equal priority and pro rata among the holders of common stock in proportion to the total common stock outstanding. In the event that any liquidation, dissolution or winding-up of the Company would result in proceeds per share in excess of the liquidation preference payable to any series of preferred stock, then the shares of such series of preferred stock shall forgo such liquidation preference and instead participate with common stock on a pro-rata, as-converted basis as if all such shares of preferred stock had been converted to common stock immediately prior to the liquidation event.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of each series of preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

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Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 10 – Stockholders’ Deficit (continued)

Dividends – Holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available and in preference to any other payment of any dividend or distribution, non-cumulative cash dividends at the Dividend Rate for each share of preferred stock (adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). In the event the Board of Directors declares a dividend payable upon the then outstanding shares of common stock, convertible preferred stockholders shall be entitled to receive the amount of dividends per share which would be payable on the number of whole shares of common stock into which each share of convertible preferred stock could be converted. No dividends have been declared or paid to date.

“Dividend Rate” shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock.

Voting – Holders of preferred stock and the holders of common stock shall vote together and not as separate classes. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. Each holder of shares of common stock are entitled to one vote for each share thereof held.

Redemption – Except in the case of a liquidation event, preferred stock is not redeemable.

Additional rights –Pursuant to the Amended and Restated Stockholders’ Agreement, at each annual meeting of the stockholders of the company or any meeting of the stockholders of the Company at which members of the Board of Directors are to be elected by the stockholders, the stockholders who are parties to this Agreement will agree to vote their shares to elect:

two (2) Officer Designees as Common Directors;

one (1) Common Designee as a Common Director; and

one (1) Series Seed Designee as the Series Seed Director.

The “Officer Designees” shall be Stephen Willey and Jerome Legerton for so long as Stephen Willey and Jerome Legerton remain officers, employees or consultants of the Company, except that if Stephen Willey or Jerome Legerton declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of Common Stock held by all Common Holders.

(b) The “Common Designee” shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who will initially be Shane Kim.

26

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 10 – Stockholders’ Deficit (continued)

(c) The “Series Seed Designee” shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other members of the Board, whose consent shall not be unreasonably withheld, and who will initially be Jeff Bradley.

Other than in connection with a best efforts or firm commitment underwritten public offering or an offering pursuant to Regulation A under the Securities Act of 1933, as amended the company pursuant to the Stockholders’ Agreement the company granted to (1) each Major Seed Investor (each Investor that holds at least 60,302 shares of Series Seed Preferred Stock) and (2) each Investor that holds shares of Series A Preferred Stock representing an aggregate of at least $100,000 (each, a “Major Series A Investor”) (the Major Seed Investors together with the Major Series A Investors, the “Major Preferred Investors”), that qualifies as an “accredited investor” under Regulation D of the Securities Act, the right of first offer to purchase its pro rata share of new securities, which the Company may propose to sell and issue.

Common stock reserved for future issuance – Common stock and Series Seed Preferred stock reserved for future issuance consists of the following at December 31, 2021 and 2020:

	2021	2020
Common Shares
Authorized	50,000,000	23,000,000
Issued	9,447,968	9,447,968

Remaining to be issued	40,552,032	13,552,032

Total Preferred Stock
Authorized *	16,252,539	3,518,238
Issued *	8,120,884	3,518,238

Remaining to be issued *	8,131,655	-

Series Seed Preferred
Authorized	3,518,238	3,518,238
Issued	3,518,238	3,518,238

Remaining to be issued	-	-

Series A-1 Preferred
Authorized	5,000,000	-
Issued	1,868,345	-

Remaining to be issued	3,131,655	-

Series A-2 Preferred
Authorized	1,610,514	-
Issued	1,610,514	-

Remaining to be issued	-

Series A-3 Preferred
Authorized	1,123,787	-
Issued	1,123,787	-

Remaining to be issued	-	-

*	The remaining 5,000,000 undesignated shares of Preferred Stock may be issued from time to time in one or more series.

27

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 11 – Stock Option Plan

Stock options – In 2008, the Company adopted the 2008 Equity Incentive Plan (the Equity Incentive Plan) that provides for the issuance of up to 1,000,000 incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. As of January 1, 2016, the Company had authorized the issuance of up to 1,950,000 incentive and nonqualified common stock options. On June 11, 2017, the Company authorized an additional 1,952,732 shares of common stock for issuance under the Plan. As of December 31, 2017, there were 2,231,274 shares available for grant under the Plan. The Equity Incentive Plan provides for the grant of incentive stock option and non-statutory stock options awards to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The contractual term of options granted under the Equity Incentive Plan is four years. The options generally vest over the requisite service period of four years. The following table summarizes the Company’s stock option activity:

Outstanding at December 31, 2019	1,950,000

Vested at end of year	1,443,761
Shares expected to vest	506,239

Vested and expected to vest at December 31, 2019	1,950,000

Granted during the year	95,281

Outstanding at December 31, 2020	2,045,281

Vested at end of year	1,742,121
Shares expected to vest	303,160

Vested and expected to vest at December 31, 2020	2,045,281

Granted during the year	299,903
Cancelled during the year (forfeited)	(6,458)

Outstanding at December 31, 2021	2,338,726

Vested at end of year	2,170,178
Shares expected to vest	168,548

Vested and expected to vest at December 31, 2021	2,338,726

The weighted-average grant-date fair value per share of options granted during the years ended December 31, 2021 and 2020, was $0.75 and $0.37, respectively. The intrinsic value for December 31, 2021 and 2020, was $1,071,157 and $282,240, respectively. All options issued during 2020 and 2021 had a term of 10 years.

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Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 11 – Stock Option Plan (continued)

During the years ended December 31, 2021 and 2020, 428,057 and 298,360 options vested, respectively, with weighted-average grant-date fair value per share at December 31, 2021 and 2020, of $0.25 and $0.23, respectively. The weighted-average life at December 31, 2021 and 2020 was 3.8 and 3.5 years, respectively.

At December 31, 2021, there were 233,548 unvested options outstanding that have a weighted-average life of 3.8 years, which have a weighted-average grant-date fair value per share of $0.25. For the year ended December 31, 2021, the Company granted 299,903 stock options to employees and consultants.

In accounting for stock options with performance conditions, the Company assesses the probability that performance conditions will be achieved and, if probable, compensation cost is accrued and recognized ratably over the estimated service period to achieve the performance conditions. If the Company assesses that is not probable the performance conditions will be achieved, no compensation cost is recognized. None of the stock options that have been granted to consultants have been exercised.

Note 12 – Income Taxes

Significant components of the Company’s deferred tax assets at December 31 are shown below. A valuation allowance of $2,783,538 has been recorded at December 31, 2021, to offset the deferred tax assets as realization of such assets does not meet the “more likely than not” threshold. The change in the valuation allowance was $(1,389,998) and $1,195,436 for the years ended December 31, 2021 and 2020, respectively.

	2021	2020
Deferred tax assets
Accrual to cash	$405,057	$541,408
Net operating loss carryforwards	2,401,581	3,742,985
Other	132,936	39,396

Total deferred tax assets	$2,939,574	$4,323,789

Deferred tax liabilities
Intangibles	$(142,156)	$(150,253)
Other	(13,880)	-

Total deferred tax liabilities	$(156,036)	$(150,253)

Net deferred tax assets	$2,783,538	$4,173,536

Less valuation allowance	(2,783,538)	(4,173,536)

Net deferred tax assets	$-	$-

29

Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 12 – Income Taxes (continued)

At December 31, 2021, the Company has federal net operating loss carryforwards of $11,436,101 which will expire at various times beginning in 2031 with a portion being available indefinitely. Utilization of the net operating loss may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by IRC Section 382.

The Company applies authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance outlines the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained. There are no unrecognized tax benefits included in the Company’s balance sheet at December 31, 2021 and 2020. The Company has not recorded any interest or penalties due to uncertain tax positions.

The Company’s effective tax rate differs from the amount computed by applying the statutory federal income tax rate of 21% to pre-tax losses due to the effects of nondeductible items and the valuation allowance. The Company files an income tax return in the U.S. Federal, Florida and California jurisdictions. Generally the Company’s statute of limitations remains open for tax years since 2011 due to the net operating loss carry forwards.

Note 13 – Commitments and Contingencies

Operating leases – The Company leases office space in San Diego, California and Bellevue, Washington.

Rental expense for the years ended December 31, 2021 and 2020, totaled $63,077 and $54,829, respectively.

The Company rents office space in Bellevue, Washington for its administrative office that is currently on a month-to-month basis.

In October 2021, the Company entered into a new 62 (sixty-two) month lease in San Diego, California starting January 2022 for 5,243 rentable square feet. Base rent is $1.55/sf with 3% annual increases. Operating expenses are estimated to be $0.42/sf of which Innovega’s share is 7.04%. Additionally, the landlord has provided Innovega a $15/sf tenant improvement allowance.

The Company expects to terminate its existing lease in San Diego, California effective April 30, 2022.

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Innovega, Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2021 and 2020

Note 13 – Commitments and Contingencies (continued)

As of December 31, 2021, future minimum rental payments required under operating leases and services agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

2022	$81,267
2023	$100,666
2024	$103,182
2025	$106,328
2026	$109,473
Thereafter	$18,874

Note 14 – Related Parties

The Company engages Global Ophthalmic Consultants, LLC to perform certain clinical lab consulting and support services for the Company. Dr. Jerome Legerton, Innovega’s Chief Regulatory and Clinical Officer, is also a principal of Global Ophthalmic Consultants, LLC. During the years ended December 31, 2021 and 2020, the Company paid Global Ophthalmic Consultants, LLC $19,110 and $38,790, respectively. As of the periods ending December 31, 2021 and 2020, the Company had no outstanding amounts due, or receivables from, Global Ophthalmic Consultants, LLC.

The Company borrowed $200,000 from the CEO, Stephen Willey, as three shareholder notes each at an interest rate of 1% per month. The first note for $100,000 was in July 2020 and the other two notes for $50,000 each were in March 2021.

Note 15 – Defined Contribution Plan

The Company has established a 401(k) plan, a defined contribution plan for its employees, with eligibility commencing on an employee’s date of hire. Contributions to the 401(k) plan are based on a percentage of the employee’s gross compensation, limited by Internal Revenue Service guidelines for such plans. The Company made matching contributions to the plan for the years ending December 31, 2021 and 2020, of $37,530 and $28,529, respectively.

Note 16 – Subsequent Events

In 2021, the Company filed Form 1-A with the Securities and Exchange Commission (SEC) as part of its planned Reg A+ Offering . The Form 1-A was qualified by the SEC on March 31, 2021. The Offering continued from March 31, 2021 until November 12, 2021, which was the last day on which subscriptions for this Reg A+ Offering was accepted on the SeedInvest platform. In 2021, the Company has raised total gross proceeds of $5,605,036 from this Series A-1 Offering.

The Company then filed amendments to the Form 1-A on December 27, 2021 and January 19, 2022, respectively, for the purposes of extending the previously qualified offering and to remove the previous placement agent and replace SeedInvest with StartEngine Primary, LLC as the broker of record. The SEC issued a notice of qualification on this post-effective amendment on January 21, 2022. The Company continued this Reg A+ Offering on the StartEngine platform in March 2022.

In January 2022, the Company repaid a $100,000 shareholder note due the Chief Clinical and Regulatory Officer, Jerome Legerton, including remaining interest owed.

In January 2022, the Company repaid a $350,000 shareholder note due an investor, Brian Chou, including remaining interest owed.

The Company had entered into a new lease in Q4 2021 for their San Diego operations (see note 13). The Company plans to terminate their previous lease on April 30, 2022.

31

Item 8. INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (included as exhibit 2.1 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-1.htm
2.2	Bylaws (included as exhibit 2.2 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-2.htm
3.1	Form of Amended and restated Stockholders’ Agreement (included as exhibit 3.1 to the company’s Form 1-A filed on February 4, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-1.htm
3.2	Amendment to 2019 Convertible Promissory Notes (included as exhibit 3.2 to the company’s Form 1-A filed on February 4, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-2.htm
3.3	Note Purchase Agreement dated as of January 22, 2019, among Innovega Inc. and the investors named therein (included as exhibit 3 .3 to the company’s Form 1-A filed on February 4, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-3.htm
3.4	Form of Simple Agreement for future Equity (included as exhibit 3.4 to the company’s Form 1-A filed on February 4, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-4.htm
3.5	Form of Note Conversion Acknowledgment (included as exhibit 3.5 to the company’s Form 1-A filed on February 4, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-5.htm
3.6	Form of SAFE Conversion Acknowledgment (included as exhibit 3.6 to the company’s Form 1-A filed on February 4, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-6.htm
3.7	Amendment to SAFE Notes Agreement (included as exhibit 3.7 to the company’s Form 1-A filed on February 4, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-7.htm
4.1	Form of Subscription Agreement (included as exhibit 4 to the company’s Form 1-A POS filed on January 20, 2022.
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315222001632/ex4.htm
4.2	Form of Direct Subscription Agreement (included as exhibit 4.2 to the company’s Form 1-U filed on April 22, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221009455/ex4-2.htm
6.1	Innovega Inc. 2008 Equity Incentive Plan (included as exhibit 6.1 to the company’s Form 1-A filed on February 4, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex6-1.htm
6.2	Lease Agreement between Landlord and Innovega
https://www.sec.gov/Archives/edgar/data/1474232/000149315221032541/ex6-2.htm
6.3	Form of License and Distribution. Agreement filed as Exhibit 6.3 to the company’s Form 1-APOS filed on January 20, 2022,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315222001632/ex6-3.htm
8.2	Form of Escrow Agreement filed as Exhibit 8.2 to the company’s Form 1-A POS filed on December 27, 2021
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221032541/ex8-2.htm
11	Auditor’s Consent
99.1	Press Release

*Previously filed with the company’s Form 1-A and incorporated by reference by hyperlink

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, State of California, on April 28, 2022.

INNOVEGA INC.

INNOVEGA INC.

By:	/s/ Stephen Willey
Stephen Willey
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Stephen Willey	April 28, 2022
Stephen Willey
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

/s/ Jerome Legerton
Jerome Legerton	April 28, 2022
Chief Clinical & Regulatory Officer, Secretary, Director

/s/ Shane Kim	April 28, 2022
Shane Kim Director

/s/ Jeff Bradley	April 28, 2022
Jeff Bradley Director

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